October 20, 2011
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attn:	Michael R. Clampitt, Senior Counsel

Re:	First BanCorp. Registration Statement on Form S-1 (Registration No. 333-176469)
Dear Mr. Clampitt:
              Pursuant to Rule 461 under the Securities Act of 1933, as amended, First BanCorp. hereby requests acceleration of the effective date of the above referenced Registration Statement on Form S-1 (the “Registration Statement”) so that the Registration Statement becomes effective at 9:00 a.m., Eastern Time, on Friday, October 21, 2011, or as soon as practicable thereafter.

FIRST BANCORP.

/s/ Lawrence Odell

Name:	Lawrence Odell
Title:	Executive Vice President and General Counsel

cc:	Linda L. Griggs, Esq.